Exhibit 99.8

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F No. 001-41489 for the year ended December 31, 2022 of enCore Energy Corp. of our report dated April 28, 2023, relating to the consolidated financial statements of enCore Energy Corp, for the year ended December 31, 2022 which is incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-269428 and 333-269387) of enCore Energy Corp. of our report referred to above and references to our name under the heading “Interests of Experts” in the Annual Information Form forming a part of the Annual Report on Form 40-F, which is incorporated by reference in such Form F-10.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

April 28, 2023